

Mail Stop 3030

July 7, 2017

Via E-mail
Bernard J. Birkett
Chief Financial Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

> **Re: Merit Medical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2016**
> **Form 8-K filed April 27, 2017**
> **File No. 000-18592**

Dear Mr. Birkett:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Effective Tax Rate, page 45

1.   Revise this section in future filings to explain in greater depth the impact of tax credits and earnings from non-U.S. lower taxed jurisdictions on your effective tax rate. Discuss the primary taxing jurisdictions where your foreign earnings are derived, the location of tax credits and tax holidays, and the relevant statutory rates in those jurisdictions. Discuss the expiration of, and any uncertainties relating to, the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 5. Income Taxes, page 71

2.	You state that you did not provide for U.S. taxes on earnings of certain foreign subsidiaries held for permanent reinvestment outside the United States. Revise this note in future filings to disclose the cumulative amount of the undistributed earnings related to the unrecognized deferred tax liability for this temporary difference, as required by ASC 740-30-50.b.

Form 8-K filed April 27, 2017

Exhibit 99.1

3.	We note that on pages 1, 2 and 6 of your earnings release you discuss "non-GAAP EPS" and "non-GAAP net income" but in the tables you reconcile to measures titled "Adjusted net income (per share)." To eliminate possible investor confusion, please revise future filings to consistently use the same titles for the non-GAAP measures presented in both the narrative and the tables.

4.	Revise your presentation of non-GAAP measures in future filings to provide the reconciliation of Non-GAAP Gross Margin to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3671 with any questions.

		Sincerely,

		/s/ Martin James

		Martin James
		Senior Assistant Chief Accountant
		Office of Electronics and Machinery